EXHIBIT 99.1

MAGAL AWARDED $6.7 MILLION BORDER MAINTENANCE CONTRACT

YEHUD, Israel – April 10, 2019 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today that it has been awarded a $6.7 million, 34 month contract, for the maintenance of border perimeter intrusion detection systems. Under this contract, Magal will maintain previously installed systems covering over 200 km of border.
Mr. Dror Sharon, CEO of Magal, commented: "This contract is a demonstration of how our systems are successfully protecting international borders and the trust that this governmental customer has in our technologies and service. Furthermore, this order is aligned with our long-term strategy of increasing our ongoing recurring revenue, through the provision of long-term maintenance contracts with our customers globally."
About Magal

Magal is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Since 1969, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries – under some of the most challenging conditions.
For more information:

Magal Security Systems Ltd. Dror Sharon, CEO Tel: +972 3 539 1421 Assistant: Ms. Diane Hill E-mail: dianeh@magal-s3.com	GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) +1-646-688-3559 E-mail: magal@gkir.com